Exhibit 4.5

EMERALD HEALTH THERAPEUTICS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2018

Dated: November 29, 2018

TABLE OF CONTENTS

Forward-Looking Statements	3

Overview	6

Recent Developments and Events after the Reporting Period	7

Disclosure of Outstanding Share Data	13

Summary of Quarterly Results	13

Results of Operations	14

Additional Disclosure for Venture Issuers Without Significant Revenue	19

Liquidity and Capital Resources	19

Operating, Investing and Financing Activities	20

Financial Risk Management	21

Measurement uncertainty and impairment assessments	21

Transactions with Related Parties	21

Proposed Transactions	23

Critical Accounting Policies and Estimates	23

Changes in Accounting Standards not yet Effective	23

Off-Balance Sheet Arrangements	23

Risks and Uncertainties	23

Forward-Looking Statements

Certain statements contained in this Management Discussion and Analysis (“MD&A”) constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or future performance, business prospects or opportunities of Emerald Health Therapeutics, Inc. and its subsidiaries (together the “Company” or “Emerald”). All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Examples of forward-looking statements in this MD&A include, but are not limited to, statements in respect of: the Company’s intention to significantly increase its production of cannabis and cannabis oils through a multi-phase expansion plan; the building of a Health Canada licensed production facility to expand growing capability; the conversion to cannabis production of the remaining six hundred thousand-square foot (remaining 14 acres) greenhouse facility located on a 50-acre parcel of land in Delta, British Columbia (with ancillary buildings) provided by Village Farms International Inc. (“Village Farms”) to Pure Sunfarms Corp. (“Pure Sunfarms”), the Company’s joint venture with Village Farms; the development of Pure Sunfarms as a standalone entity; that the entire 1.1 million square foot space at Delta 3 (as defined below) will be in production by 2019; the optimization, and rapid and cost effective acceleration of cannabis production by Pure Sunfarms; the exercise by Pure Sunfarms to lease or purchase additional greenhouses from Village Farms; the potential aggregate production capacity of Delta 1, Delta 2 (each as defined below) and Delta 3; the purchase by the Company of 40% of Pure Sunfarms’ production in 2018 and 2019; the expansion of the Company’s operations in Metro Vancouver, British Columbia; the Company’s expectation of requirements for quantities of cannabidiol (“CBD”) oil; payment of an additional $22.5 million in cash in respect of the acquisition of Agro-Biotech Sciences Inc. and its affiliate Agro-Biotech Property Holdings Inc. (together “Agro-Biotech”) and the planned expansion of Agro-Biotech’s facility and its production of cannabis; the Company’s expectation that the acquisition of Agro-Biotech will strengthen its ability to market products in Eastern Canada; the high-yield production of the Agro-Biotech facility; the investment by the Company of $5.0 million for a 51% ownership of Emerald Health Naturals Inc. (“EHN”); the grant by Emerald Health Bioceuticals, Inc. (“EHB”) to EHN of the exclusive Canadian distribution rights to EHB’s product line for 49% ownership of EHN; the expansion of Northern Vine Canada Inc.’s (“Northern Vine”) operations; the receipt of excise duty licenses from the Canada Revenue Agency; the Company’s intention to use proceeds of financings to fund the completion of capital projects and potential future expansion and acquisitions, including partnership transactions, for research and development and to expand the Company’s existing extraction capabilities, and for working capital and general corporate purposes; the quality, suitability for sale and cannabinoid concentration in the hemp harvested through the supply agreement with Emerald Health Hemp Inc. (“EHH”); the suitability of infrastructure at the facility of Factors R&D Technology, Inc. (“FTI”) and FTI’s extraction of hemp biomass into CBD oil on behalf of Emerald; the services to be provided by FTI to the Company; the entering into of an exclusive agreement between EHN and FTI; potential proceeds from the exercise of the Company’s outstanding common share purchase warrants; the acceleration by the Company of the expiry date of the Company’s outstanding warrants; actions taken by the Company to maintain or adjust its capital structure; increases to the Company’s plant diversity and product offering; improvements to the Company’s cultivation, manufacturing and standardization processes; partnerships with professional organizations in connection with educating medical service providers about medical cannabis products; the development of distribution channels for non-medical cannabis products in Canada; management's anticipation of longterm future profitability; potential effects of regulations under the Cannabis Act (as defined below) and related legislation introduced by provincial governments; communications with medical doctors and other healthcare professionals; the undertaking of clinical research to study the effects of the Company’s products on client health; the Company’s longer term strategy of becoming a leading provider of quality products for the broader adult recreational cannabis market; the ability of the Company to take advantage of the legalization of adult use recreational cannabis; the Company’s intention to fully defend the Claim (as defined below) and possible outcomes of such Claim; the Company’s intentions to acquire and/or construct additional cannabis production and manufacturing facilities and to expand the Company’s marketing and sales initiatives; benefits received by the Company from its transactions with Emerald Health Sciences Inc. (“Sciences”), a control person of the Company, and the opportunities that such transactions provide; rapid production capacity expansion; the Company building valuable intellectual property in Canada which could lead to accelerated sales growth and profit margins; and future sales opportunities in other emerging medical markets and the effect that each risk factor will have on the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The reader of these statements is cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among others: market price of cannabis; securing product supply; continued availability of capital financing and general economic, market or business conditions; reliance on cultivation, production and sales licenses to produce and sell medical cannabis and cannabis oils issued to the Company under the Cannabis Act and its ability to maintain these licenses; regulatory risks relating to the Company’s compliance with the Cannabis Regulations; regulatory approvals for expansion of current production facility, development of new production facilities and greenhouse retrofits by the Company and Pure Sunfarms; Pure Sunfarms' and the Company’s reliance on their respective licenses to cultivate and sell cannabis under the Cannabis Act and their respective abilities to maintain such licenses; Northern Vine’s reliance on its dealer license to provide analytical testing of cannabis and production of CBD issued to it under the Cannabis Act and its ability to maintain this license; the Company’s ability to execute its multiphase expansion plan and its plans with Pure Sunfarms; the Company’s ability to execute a definitive agreement with FTI; changes in laws, regulations and guidelines; changes in government; changes in government policy; increased competition in the cannabis market; the limited operating history of the Company; the Company’s reliance on key persons; failure of counterparties to perform contractual obligations; difficulties in securing additional financing; unfavourable publicity or consumer perception of the cannabis industry; the impact of any negative scientific studies on the effects of cannabis; demand for labour; difficulties in construction or in obtaining qualified contractors to complete greenhouse retrofits; actual operating and financial performance of facilities, equipment and processes relative to specifications and expectations; results of litigation; the Company’s ability to develop and commercialize pharmaceutical products; failure to obtain regulatory approval for pharmaceutical products; changes in the Company’s over-all business strategy; restrictions of the TSX Venture Exchange on the Company’s business; and the Company’s assumptions stated herein being correct. See “Risks and Uncertainties” in this MD&A and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Management’s Discussion and Analysis

The following MD&A is prepared as of November 29, 2018 and is intended to assist the understanding of the results of operations and financial condition of the Company.

This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes of the Company for the three and nine months ended September 30, 2018 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). The reader should also refer to the audited financial statements and MD&A for the year ended December 31, 2017. This MD&A contains forward-looking statements that are subject to risk factors set out in a cautionary note contained herein. All figures are in Canadian dollars unless otherwise noted.

Other information related to the Company, including the Company’s most recent Annual Information Form (“AIF”) and financial statements referred to herein are available on the Canadian Securities Administrator’s website at www.sedar.com.

Overview

The Company is a publicly traded company with headquarters in Victoria, British Columbia, Canada. Common shares of the Company (the “Common Shares”) are listed on the TSX Venture Exchange (the “TSXV”) under the trading symbol “EMH”. The Company is classified as a Tier 1 Venture Issuer on the TSXV. The Company also trades on the OTCQX® Best Market, operated by OTC Markets Group under the ticker symbol “EMHTF”, and on the Frankfurt Exchange, under the symbol “TBD”.

The subsidiaries and joint ventures of the Company at September 30, 2018 are:

Name of Entity	Ownership
Agro-Biotech Sciences Inc.	100%
Agro-Biotech Property Holdings Inc.	100%
Emerald Health Therapeutics Canada Inc. (formerly Emerald Health Botanicals)	100%
Pure Sunfarms Canada Inc.	100	%(1)
Northern Vine Canada Inc.	100%
Pure Sunfarms Corp.	50%

Note:

(1) Pure Sunfarms Corp. has an option to acquire at any time 100% of the common shares of Pure Sunfarms Canada Inc. from the Company.

Through its operations, subsidiaries, and joint venture the Company plans to serve the Canadian legal cannabis market and future demand in the therapeutic and non-therapeutic adult use market based on three pillars: 1) Product innovation; 2) Branding and Sales; 3) Production and raw material sourcing.

Recent Developments and Events after the Reporting Period

Legalization of cannabis

On June 21, 2018 Bill C-45 received Royal Assent enacting the Cannabis Act (Canada) (the “Cannabis Act”) and providing legal access to cannabis for medical and adult use, and to control and regulate its production, distribution and sale in Canada. On July 11, 2018, the final regulations under the Cannabis Act, including the Cannabis Regulations, were published by the Government of Canada. The Cannabis Act and Cannabis Regulations came into effect on October 17, 2018.

Canada is the first G7 country and the second country in the world to federally legalize cannabis for medical and adult recreational use. Licenses issued under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) are now deemed to be issued under the Cannabis Act provided the License holder meets certain requirements including the satisfaction of various administrative requirements through the Health Canada-operated Cannabis Tracking and Licensing System. The Company expects to have the licenses issued to it under the ACMPR formally transitioned to the Cannabis Act and Cannabis Regulations and such licenses will be in the form of various combinations of licenses for sale (for medical use and, subject to their respective approvals, to provinces/territories for resale for recreational use), licenses for standard cultivation and licenses for standard processing. The Company has also applied for and either received or is in the process of receiving excise duty licenses from the Canada Revenue Agency. The legal adult use market is a significant new market for the Company and in addition to the Cannabis Act, which provides regulations from the federal government, each province and territory regulates the distribution, sale, taxation and use of legalized adult use recreational cannabis.

Cannabis Sales Agreements – Adult-use Markets

Subsequent to the three months ended September 30, 2018, the Company completed its first shipments of adult-use cannabis, fulfilling its initial supply scheduling, product and volume commitments in British Columbia, and Newfoundland and Labrador following the legalization of adult-use cannabis.

On September 10, 2018 the Company was selected as an authorized cannabis supplier by the Newfoundland Labrador Liquor Corporation (“NLC”) to supply cannabis products to the NLC to serve the adult use market in the province of Newfoundland and Labrador.

On September 6, 2018, it was announced that the Company had been selected as an approved supplier by the Ontario Cannabis Retail Corporation, operating as the Cannabis Retail Store (“OCS”) to supply the OCS with its cannabis products.

On July 24, 2018 the Company signed a Memorandum of Understanding (“MOU”) with the British Columbia Liquor Distribution Branch (“BCLDB”) to supply the Company’s cannabis products to the BCLDB to serve the adult-use market in British Columbia.

The Company continues discussions with other provinces and expects to announce additional supply commitments in early 2019. As with British Columbia, Ontario and Newfoundland and Labrador, the Company’s focus is not on how quickly it can enter into supply agreements, but to ensure achievement of terms that provide the best long-term return for the Company and its shareholders.

Expansion projects

The Company’s joint venture, Pure Sunfarms, continues to move towards achieving its goal of large-scale, high-quality, low-cost cannabis production. On July 27, 2018, Pure Sunfarms received its cannabis sales license from Health Canada. Subsequently, Pure Sunfarms has received amendments to its cultivation license to expand cannabis production to 550,000 square feet at its 1.1 million-square foot (25-acre) greenhouse facility located on a 50-acre parcel of land in Delta, British Columbia (“Delta 3”). Additional space continues to be developed at Delta 3, with the entire 1.1 million square foot site expected to be in production in 2019.

On August 21, 2018, the Company announced the appointment of Mandesh Dosanjh as President and Chief Executive Officer of Pure Sunfarms. Mr. Dosanjh joined Pure Sunfarms in October 2018 following his role as Senior Vice President, Supply Chain and Wholesale, at the Liquor Control Board of Ontario (“LCBO”) where he led LCBO’s supply chain division as the LCBO prepared for the legalization of adult-use cannabis. Under his leadership, Pure Sunfarms is expected to continue to develop as a stand-alone entity focused on the cultivation, processing and sale of cannabis products in order to maximize the return on investment of its shareholders. Both the Company and its joint venture partner, Village Farms International, Inc. (“Village Farms”) each hold 50% of the outstanding shares of Pure Sunfarms and therefore neither individually controls Pure Sunfarms. The Company and Pure Sunfarms will each be free to enter into its own sales arrangements and bring to market products of its choosing under its own brand identity.

The combination of Emerald’s cannabis experience with Village Farms’ experience as a leading North American greenhouse produce grower is expected to optimize the path to rapidly and cost effectively accelerate large scale, high quality, low cost Canadian cannabis production.

Pure Sunfarms also holds options to lease or purchase from Village Farms a second 1.1 million square foot (25 acre) greenhouse (“Delta 2”) and a 2.6 million square foot (60 acre) greenhouse (“Delta 1”). Both Delta 2 and Delta 1 are located adjacent to Delta 3. Combined, these three greenhouse assets provide Pure Sunfarms with a total potential aggregate production capacity of up to 4.8 million square feet (110 acres).

The Company also continues to move forward with its second expansion project in Metro Vancouver, British Columbia.

Supply Agreements

On September 26, 2018 the Company entered into a long-term supply agreement to obtain harvested hemp chaff, plant material consisting of mainly flower and leaf. The supply agreement was signed with EHH to purchase CBD containing hemp biomass for extraction into CBD oil. The supply agreement is for four years (five harvests) with an option to extend for an additional two years. Five hundred acres of hemp was harvested in October 2018 from farms located in Manitoba and Prince Edward Island and one thousand acres is expected to be harvested in each subsequent year of the agreement. CBD yield from the 2018 harvest has yet to be determined, pending analysis and extraction. EHH is a wholly-owned subsidiary of Sciences and is therefore a related party of the Company.

Management is very interested in the economic potential of CBD as a therapeutic agent and this supply agreement is important to the Company’s expected requirement for large quantities of CBD.

On April 30, 2018 the Company entered into a supply agreement with Pure Sunfarms whereby the Company has agreed to purchase 40% of Pure Sunfarms’ production in 2018 and 2019, at a set price per gram. This agreement secures a significant source of cannabis for the Company as it endeavours to become an important supplier of high-quality cannabis and value add cannabis products in the adult-use cannabis market. It also provides Pure Sunfarms with a certainty of sales at known prices for a substantial portion of its production while it builds out its sales and marketing capabilities.

Acquisitions and Strategic Transactions

Agro-Biotech

On May 2, 2018 the Company acquired 100% of the issued and outstanding shares of Agro-Biotech, and the shareholder loans payable by Agro-Biotech, for total consideration of $90.0 million, subject to adjustment, payable 50% in cash and 50% in Common Shares (the “Purchase Price”). The Company paid $22.5 million in cash upon closing and $45.0 million was satisfied by the issuance of 9,911,894 Common Shares, of which 4,955,947 Common Shares will be held in escrow until May 1, 2019, pursuant to an escrow agreement. An additional $22.5 million in cash is payable on May 1, 2019.

Until such time as the remaining $22.5 million cash payment is made, 21,491,602 shares, being equal to 25% of the outstanding Agro-Biotech Sciences Inc. shares, and 750 shares, being equal to 25% of the outstanding Agro-Biotech Property Holdings Inc. shares will be held in escrow.

Agro-Biotech is a license holder under the Cannabis Act, located in Saint-Eustache, Quebec. Agro-Biotech’s assets include land and a 75,000 square foot indoor grow facility. The acquisition increases the Company’s growing capacity and is expected to strengthen its ability to market its products in Eastern Canada and nationwide.

The indoor hydroponic growing facility, which has access to low-cost energy and water, will be capable of high-yield production of Emerald’s unique cannabis strains, several of which are currently being grown in Agro-Biotech’s facility. Agro-Biotech’s experience in cannabis cultivation complements Emerald’s downstream product development focus, which is backed by its depth of pharmaceutical industry R&D and clinical development expertise, and consumer packaged goods and alcohol beverage marketing experience.

Effective November 26, 2018 Thierry Schmidt was appointed President of Agro-Biotech. Mr. Schmidt brings 20 years of experience in marketing, brand advocacy, and general management; he has held senior leadership positions at Next Level Energy Inc., L’Oreal Canada, and British American Tobacco.

Agro-Biotech has built out 20,000 square feet of this facility to date and Emerald expects to have the remainder of the 75,000 square foot facility equipped to produce high quality dried cannabis flower and be fully operational by early 2019.

On April 24, 2018, a statement of claim (the “Claim”) was served on Agro-Biotech and its former shareholders by Pivot Pharmaceuticals Inc. (“Pivot”), a party with whom Agro-Biotech and its former shareholders had previously entered into a non-binding letter of intent with respect to a potential sale of Agro-Biotech. The Claim seeks to recover $72.4 million in damages for loss of profits allegedly suffered as a result of the bad faith and lack of cooperation by Agro-Biotech and its shareholders in the negotiations surrounding the contemplated acquisition by Pivot of Agro-Biotech. The Company believes the Claim is without merit and intends to defend the Claim to the fullest extent possible. See “Risks and Uncertainties - Current Litigation relating to Agro-Biotech Acquisition”.

Emerald Health Naturals Inc.

On April 17, 2018 the Company entered into a binding letter agreement with EHB (a company related by common ownership), EHN, GAB Innovations, Inc. and Dr. Gaetano Morello, a director of Sciences, with respect to the formation of the business and operations of EHN (the “Formation Agreement”). Subject to regulatory approval, the Company has agreed to invest $5.0 million for 51% ownership of EHN and EHB will grant EHN the exclusive Canadian distribution rights to EHB’s product line for 49% ownership of EHN. EHB’s product line consists of nutritional supplements, which use non-cannabis, non-psychoactive plant-based ingredients to provide potentially beneficial support to the body’s endocannabinoid system. The TSXV has given conditional approval to the transaction subject to final regulatory approval and settlement of the definitive documentation.

Subsequent to this agreement, the Company signed a non-binding term sheet to form a strategic alliance with FTI, described below, which includes a provision for EHN to issue shares to FTI representing 25% of its issued share capital. This share issue would reduce the Company’s future ownership of EHN to 38%.

The Formation Agreement represents the Company’s multi-pronged program to market and sell non-cannabis endocannabinoid-supporting nutritional products in Canadian grocery, natural health product, and pharmacy stores.

Factors R&D Technology, Inc.

On August 27, 2018 the Company signed a term sheet to form a strategic alliance with FTI, in which FTI will provide pharmaceutical-grade, industrial-scale manufacturing capacity as well as expertise in GMP-level extraction, softgel production, and packaging. FTI will provide the Company with access to a facility capable of processing up to 1 million kg of biomass annually and softgel production capacity of up to 600 million capsules per year. The Company will pay an initial $5 million fee to FTI to cover the initial costs of transition to cannabis extraction.

The term sheet also provides that FTI will enter into an exclusive agreement with EHN (described above). This will enable the companies to collaborate on product innovation, marketing, and distribution strategies to provide a range of products containing cannabinoids, where legal, and other herbal formulations to support the human endocannabinoid system to the Canadian and global health products market. The collaboration will initially focus on manufacturing, distribution, and sales of EHN’s current product line. As part of this arrangement, EHN will issue shares to FTI representing 25% of its issued share capital.

The term sheet is non-binding and the strategic alliance is subject to the negotiation and execution of definitive agreements. The strategic alliance and related activities are also subject to obtaining all necessary regulatory approvals.

Northern Vine Canada Inc.

On May 15, 2018 the Company exercised its right to purchase additional common shares of Northern Vine issued from treasury, increasing its ownership of Northern Vine to 65% for $2.75 million, paid in cash at closing.

On August 15, 2018 the Company increased its ownership in Northern Vine to 100% by purchasing all of the remaining shares of Northern Vine held by Abattis Bioceuticals Corp (“Abattis”). The Company paid Abattis $2.0 million in cash and issued 1,093,938 common shares of the Company.

The Company has also agreed to pay Abattis a milestone payment of common shares of the Company, valued at $4.0 million, if Northern Vine and/or the Company receive gross revenue of $10 million from the sale of products or services introduced by Abattis within thirty-six months ended August 2021.

Northern Vine continues to focus on developing its laboratory services for the cannabis industry and expanding its operations in oil extraction.

Financings

In January, February and May 2018, the Company completed financings that resulted in total gross proceeds from unit issuances and warrant exercises of $67.8 million (net proceeds – $67.5 million) and has the potential to a raise an additional $41.8 million if the remaining outstanding warrants from these financings are exercised prior to expiry. The Company intends to use the proceeds of the financings to fund the completion of capital projects and potential future expansion and acquisitions, including partnership transactions, for research and development, to expand the Company’s existing extraction capabilities, and for working capital and general corporate purposes. Below is a comparison in tabular form of disclosure the Company has previously made about the use of the proceeds of the financings. There are no significant variances that will impact the Company’s ability to achieve its business objectives.

Comparison in tabular form to prior disclosure:

Prior Disclosure in Prospectus Supplement dated May 16, 2018	Current Disclosure

The estimated net proceeds received by the Company from the Treasury Offering will be $16,800,000 which it intends to use to fund the completion of its recently acquired Agro-Biotech facility in Quebec, working capital and general corporate purposes. The Company will not receive any of the proceeds related to the Secondary Shares sold by the Selling Shareholder in the Secondary Offering.

Although the Company intends to use the net proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary from those allocations set out above, depending on future developments in the Company’s business operations or unforeseen events, including those listed under the “Risk Factors” section of this Prospectus Supplement and the Prospectus. The Investor is cautioned that, notwithstanding the Company’s current intentions regarding the use of the net proceeds of the Treasury Offering, there may be circumstances where a reallocation of the net proceeds may be advisable for reasons that management believes, in its discretion, are in the Company’s best interests.

The Company intends to use the proceeds of the financings to fund the completion of capital projects and potential future expansion and acquisitions, including partnership transactions, for research and development, to expand the Company’s existing extraction capabilities, and for working capital and general corporate purposes.

On May 22, 2018 the Company closed a prospectus sale to a single Canadian institutional accredited investor (the “Investor”) of 4,000,000 units pursuant to a supplement dated May 16, 2018 to the Company’s base shelf prospectus at a price per unit of $4.20 for gross proceeds of $16.8 million. Each unit consists of one Common Share and one common share purchase warrant of the Company. Each warrant is exercisable into one Common Share for a period of eighteen months at a price of $5.20 per Common Share with an expiry date of November 22, 2019. In the event that the closing price of the Common Shares on the TSX Venture Exchange or such other principal stock exchange on which the Common Shares are then listed is greater than $6.50 per Common Share for a period of twenty consecutive trading days at any time after the closing on the prospectus sale, the Company may accelerate the expiry date of the warrants by giving notice to the warrant holders and in such case, the warrants will expire on the 30th day after the date on which notice is given by the Company.

On February 14, 2018 the Company closed a prospectus sale to the Investor of 3,000,000 units pursuant to a supplement dated February 9, 2018 to the Company’s base shelf prospectus at a price per unit of $6.00 for gross proceeds of $18.0 million. Each unit consists of one Common Share and one common share purchase warrant of the Company. The warrants expired, unexercised, on August 13, 2018.

On January 9, 2018 the Company closed a prospectus sale to the Investor of 3,000,000 units pursuant to a supplement dated January 5, 2018 to the Company’s base shelf prospectus at a price per unit of $5.00 for gross proceeds of $15.0 million. Each unit consists of one Common Share and one common share purchase warrant of the Company. Each warrant was exercisable into one Common Share for a period of three years at a price of $6.00 per Common Share with an expiry date of January 9, 2021, subject to acceleration. On February 15, 2018 the 3,000,000 warrants were exercised for total gross proceeds of $18,000,000.

Research and development

On October 16, 2018 the Company filed 12 provisional US patent applications covering Emerald’s unique Defined Dose cannabis dosage forms and formulations bringing the total number of provisional US patents filed by the Company to 17. The products aim to provide more precise and constituent delivery, dosage and formulations.

On October 10, 2018 the Company announced that Northern Vine successfully completed the export of cannabis oil to the United States (U.S.) pursuant to an import permit from the federal U.S. Drug Enforcement Agency. The CBD oil is expected to be used by a U.S. biopharmaceutical company to develop its proprietary cannabinoid technology for medical research and development and for its manufacturing process for future clinical trials. In addition, Northern Vine successfully imported isolated cannabigerol from Spain for medical research and development of plant-based therapies with unique cannabinoid profiles. Northern Vine also recently received cannabinoid oil imports for medical research and development from Netherlands and Colombia and has been approved for cannabinoid oil imports from China.

On October 3, 2018 the Company announced that it entered into a research agreement with VivaCell Biotechnologies Spain S.L.U. (“VivaCell”). VivaCell is an institute focused on cannabis research, which will provide its cannabis-industry-leading contract research organization (CRO) services to the Company to elucidate the mechanism of action of proprietary formulations and dosage forms that the Company is developing. VivaCell is a wholly-owned subsidiary of Sciences, who is a control person of the Company. Accordingly, both VivaCell and Sciences are related parties of the Company.

The Company’s research and development team has been continuing its work to increase plant diversity, as well as improving on its cultivation, manufacturing, and standardization processes in anticipation of a significant scale up. In addition, the Company continues to develop its product offerings.

Sales and distribution

The Company remains committed to supplying medical clients with access to high quality medical cannabis and, in partnership with other professional organizations, the Company intends to continue to communicate with medical doctors and other healthcare professionals, and to provide education and services to these professionals about medical cannabis products.

The Company’s strategy also includes becoming a leading provider of high quality, low cost products for the broader cannabis market. The Company believes it is well positioned to benefit from the legalization of non-medical cannabis in Canada.

In April 2018 the Company engaged DDB Canada as its agency of record. DDB Canada will work to launch various brand initiatives and scale the Company’s marketing communication efforts based on both domestic and global growth plans.

The Company’s sales and marketing team continues to work with the provinces as they develop the distribution channels for non-medical cannabis products across Canada.

Disclosure of Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of Common Shares of which 136,850,193 were issued and outstanding as of September 30, 2018 and 137,193,116 were issued and outstanding as of November 29, 2018, of which 4,955,947 will be held in escrow until May 1, 2019.

During the nine months ended September 30, 2018, the Company granted an aggregate of 2,017,500 stock options to directors, employees and consultants. Each option is exercisable into one Common Share for a period of up to five years. The exercise prices at the time of the grants ranged from $2.49 and $6.68 per share. Subsequent to the period ended September 30, 2018, the Company granted an additional 321,000 stock options, with exercise prices between $3.40 and $4.60. These options vest over three years with an expiry date five years from the grant date.

There were 10,988,842 stock options and 830,000 restricted share units outstanding as of September 30, 2018. As of November 29, 2018, there were 9,793,794 stock options and 830,000 restricted share units outstanding.

There were 8,411,764 warrants outstanding as of September 30, 2018. As of November 29, 2018, there were 8,411,764 warrants outstanding.

Summary of Quarterly Results

The financial information in the following tables summarize selected financial information for the Company for the last eight quarters which was derived from annual financial statements prepared in accordance with IFRS or interim financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting:

	2018			2017
	September 30 ($)	June 30 ($)	March 31 ($)	December 31 ($)
Revenue	321,070	284,262	373,218	279,362
Share-based payments	2,165,851	2,081,661	1,954,047	1,979,553
Interest revenue	222,740	274,436	250,064	43,024
Share of income (loss) from joint venture	3,940,373	682,431	(301,793)	(44,562)
Net Loss	(6,426,658)	(5,610,970)	(5,045,420)	(4,027,569)
Net Loss per share (basic and diluted)	(0.05)	(0.04)	(0.04)	(0.04)

	2017			2016
	September 30 ($)	June 30 ($)	March 31 ($)	December 31 ($)
Revenue	211,316	245,708	201,268	124,251
Share-based payments	271,968	369,788	201,186	137,113
Interest Revenue	60,997	57,497	-	-
Share of income (loss) from joint venture	(278,016)	-	-	-
Net Loss	(1,939,371)	(1,669,026)	(1,205,858)	(880,424)
Net Loss per share (basic and diluted)	(0.02)	(0.02)	(0.02)	(0.01)

Included in the gross margin for the three months ended September 30, 2018, is an unrealized gain of $1,302,377 (September 30, 2017: $64,307) on the changes in the fair value of the Company’s biological assets. Also included in the gross margin for the three months ended September 30, 2018, is a realized fair value gain of $7,228 (September 30, 2017: $123,810) on the change in biological assets included in the cost of inventory sold.

Results of Operations

Quarter ended September 30, 2018

The net loss for the quarter ended September 30, 2018 was $6.4 million (loss of $0.05 per share), compared to the net loss of $1.9 million (loss of $0.02 per share) for the same quarter in the prior year. Diluted loss per share is the same as basic loss per share as the outstanding options and warrants have an anti-dilutive effect on the loss per share.

Factors contributing to the net loss for the three-month period ended September 30, 2018 include the following:

Revenue

Revenue for the quarter ended September 30, 2018 was $321,070 compared to $211,316 for the same period in the prior year. The Company had a larger client base and a greater percentage of sales from oils in the current period resulting in an increase in revenue compared to the prior year. For the quarter ended September 30, 2018, revenue was comprised of approximately 41% dried product, 58% oils and 1% other, compared to approximately 60% dried product and 39% oils and 1% other in the quarter ended September 30, 2017.

Cost of Sales

Cost of goods sold currently consists of three main categories: (i) cost of goods sold expensed to inventory (ii) production costs, and (iii) change in the fair value of biological assets.

Cost of goods sold represents the deemed cost of inventory that arose from the fair value measurement of biological assets, subsequent post-harvest costs capitalized to inventory, purchased dried cannabis, costs to produce cannabis oils capitalized to inventory (including the deemed cost of dried inventory that arose from the fair value measurement of biological assets that were used to produce cannabis oils), and packaging costs. Cost of goods sold expensed to inventory for the quarters ended September 30, 2018 and September 30, 2017 was $300,785 and $856,073 respectively. The increase in cost of goods sold in the current period is due to the increase in the amount of product sold by the Company and also to the increase in inventory value of products sold, resulting in a lower margin of revenue over cost of goods sold.

Production costs include all direct and indirect production related costs, including security, compliance, quality control and quality assurance costs, as well as related overhead. In addition, all inventory costs in excess of net realizable value are expensed to production costs. In the quarter ended September 30, 2018, the Company incurred production costs of $910,497 versus $114,487 in the quarter ended September 30, 2017. The increase is due to more plants cultivated in the three months ended September 30, 2018 as compared to the three months ended September 30, 2017. In addition, production processes and staffing level modifications increased significantly during the three months ended September 30, 2018 in anticipation of the adult-use market. This increase resulted in increased production costs when compared to the three months ended September 30, 2017.

Changes in the fair value of biological assets is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the change in fair value in biological assets (cannabis plants and seeds) during the period. The change in biological assets for the quarter ended September 30, 2018 was a gain of $1,302,377 compared to a gain of $64,307 in the same quarter in the prior year. The increase is due to the number of plants that were growing in the Agro-Biotech facility during the three months ended September 30, 2018.

The Company measures biological assets consisting of cannabis on plants at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Seeds are measured at fair market value, except for a portion which are restricted with respect to distribution due to the conditions under which they were acquired that are measured at cost. The significant assumptions used in determining the fair value of cannabis plants are as follows: plant waste based on various stages of growth; yield per plant; selling price, less costs to sell; percentage of costs incurred to date compared to the total costs to be incurred (to estimate the fair value of an in-process plant); and costs incurred for each stage of plant growth.

Total gross margin is impacted significantly by the change in fair value for biological assets and the production cycle of those biological assets, resulting in a gross margin for the three months ended September 30, 2018 of $412,165 as compared to the three months ended September 30, 2017 of $Nil. Gross margin was also positively impacted by production volumes at the recently acquired Agro-Biotech impacting the current period but not the comparative period in 2017.

Other expenses

General and Administrative – During the quarter ended September 30, 2018 the Company incurred general and administrative expenses of $4.7 million versus $1.3 million for the quarter ended September 30, 2017. The current quarter included expenses related to a significant increase in activities including corporate branding, business development, media, and project management in preparation for the legal adult use market. Additional staff have been hired and office space has been expanded. In the quarter ended September 30, 2018, general and administrative costs included; salaries and benefits of $853,397 (three months ended September 30, 2017 - $213,795), consulting and professional services fees of $2,420,084 (three months ended September 30, 2017 - $234,427), corporate branding and media $861,838 (three months ended September 30, 2017 - $247,345), office and insurance of $411,993 (three months ended September 30, 2017 - $110,291) and travel and accommodation of $187,763 (three months ended September 30, 2017 - $86,290). Included in consulting and professional service fees, for the quarter ended September 30, 2018, are $1,050,000 in management fees to Sciences as per the amended agreement effective January 2018, see discussion of the management agreement with Sciences under “Transactions with Related Parties.”

Sales and marketing – In the quarter ended September 30, 2018, the Company incurred sales and marketing expenses of $2,685,549 versus $77,958 in the comparable 2017 prior period. The current period increase reflects the increase in sales and marketing staff and activity as the Company works towards branding the Company and launching products into the legal adult use market.

Research and development – In the quarter ended September 30, 2018, the Company incurred research and development expenses of $92,568 (three months ended September 30, 2017 - $30,711). Research and development projects in the current quarter include development and testing of processes to manufacture new products and designing clinical trials. The prior comparable period included research on cannabis oils and early stage planning for clinical trials.

Share-based compensation – In the quarter ended September 30, 2018, the Company incurred share-based compensation expenses of $2,165,851 versus $271,968 in the comparable 2017 prior period. The amounts are compensation expenses related to employee, director and consultant incentive stock options and restricted share units which are measured at fair value at the date of grant and expensed over the vesting period. During the current quarter, the Company granted 992,500 stock options to employees and consultants. The increase in the share-based compensation expense is due to a significantly larger number of granted and outstanding options as at September 30, 2018 then there were as at September 30, 2017.

Share of income from joint venture – In the quarter ended September 30, 2018, the Company recognized $3,940,373 as its 50% share of the income from the Pure Sunfarms joint venture, compared to $278,016 as its 50% share of the loss in the quarter ended September 20, 2017. Pure Sunfarms commenced operations during the three months ended September 30, 2017 and has since begun producing cannabis for sale, receiving its cannabis sales license from Health Canada on July 27, 2018.

Year to date September 30, 2018

The net loss for the nine-months ended September 30, 2018 was $17.1 million (loss of $0.13 per share) compared to a net loss of $4.8 million (loss of $0.06 per share) for the same period in the prior year. Diluted loss per share is the same as basic loss per share as the outstanding options and warrants have an anti-dilutive effect on the loss per share. Factors contributing to the net loss for the current periods include the following:

	2018	2017
	Nine months ended September 30 ($)	Nine months ended September 30 ($)
Revenue	978,550	658,292
Share-based payments	6,201,559	842,942
Interest revenue	747,240	118,494
Share of income (loss) from joint venture	4,321,011	(278,016)
Net Loss	(17,083,048)	(4,814,255)
Net Loss per share (basic and diluted)	(0.13)	(0.06)

Included in the gross margin for the nine months ended September 30, 2018, is an unrealized gain of $2,674,261 (September 30, 2017: $208,637) on the changes in the fair value of the Company’s biological assets. Also included in the gross margin for the nine months ended September 30, 2018, is a realized fair value gain of $136,927 (September 30, 2017: $233,164) on the change in biological assets included in the cost of inventory sold.

Revenue

Revenue for the nine-month period ended September 30, 2018 was $978,550 compared to $658,292 in the prior year as the Company’s client base increased. For the year to date ended September 30, 2018, revenue was comprised of approximately 43% dried product, 55% oils and 2% other, compared to approximately 69% dried product and 30% oils and 1% other in the prior year to date ended September 30, 2017.

Cost of Sales

Cost of goods sold increased in the current period compared to the same period in the prior year due to higher sales volumes and an increase in volumes produced in the current year.

Total gross margin is impacted significantly by the change in fair value for biological assets and the production cycle of those biological assets, resulting in an improvement in gross margin for the nine months ended September 30, 2018 of $1,162,326, compared to the nine months ended September 30, 2017 of ($89,145). Gross margin was also positively impacted by the number of plants growing at Agro-Biotech impacting the current period but not the comparative period in 2017.

Other expenses

General and Administrative – During the nine-month period ended September 30, 2018, the Company incurred general and administration expenses of $10.7 million versus $3.1 million for the same period ended September 30, 2017. The year-to-date expenses included expenses related to a significant increase in activities including corporate branding, business development, media, and project management to prepare for the legal adult use market. Additional staff have been hired and office space has been expanded. For the nine-month period ended September 30, 2018, general and administrative costs included: Salaries and benefits of $1,887,468 (2017 - $556,682), consulting and professional services fees of $5,705,757 (2017 - $1,049,598), investor relations and media $1,654,880 (2017 - $545,137), office and insurance of $1,058,318 (2017 - $358,920) and travel and accommodation of $385,236 (2017 - $230,870).

Sales and marketing – For the nine-month period ended September 30, 2018, the Company incurred sales and marketing expenses of $3,840,389 versus $282,158 in the comparable 2017 prior period. The current period increase reflects the increase in sales and marketing activity as the Company works towards branding the Company and launching products into the legal adult use market.

Research and development – For the nine-month period ended September 30, 2018, the Company incurred research and development expenses of $273,521 versus $167,274 in the comparable 2017 prior period. Research and development projects in the current year include development and testing of processes to manufacture capsules, exploration of other new products and planning for upcoming clinical trials.

Share-based compensation – Share-based compensation expense for the nine-month period ended September 30, 2018 was of $6,201,559 compared to $842,942 in the comparable 2017 prior period. The amounts are compensation expenses related to employee, director and consultant incentive stock options and restricted share units which are measured at fair value at the date of grant and expensed over the vesting period. During the current year, the Company granted 2,017,500 stock options and 5,000 restricted share units to employees and consultants. The increase in the share-based compensation expense is due to a significantly larger number of granted and outstanding options as at September 30, 2018 as compared to September 30, 2017.

Share of income from joint venture – In the nine months ended September 30, 2018, the Company recognized $4,321,011 as its 50% share of the income from the Pure Sunfarms joint venture, which commenced operations during the three months ended September 30, 2017. Pure Sunfarms has begun producing cannabis for sale and received its cannabis sales license from Health Canada on July 27, 2018.

Additional Disclosure for Venture Issuers Without Significant Revenue

As the Company did not have significant revenue from operations in either of its last two financial years, the following is a breakdown of the material costs incurred:

	For the three months ended September 30, 2018 ($)	For the three months ended September 30, 2017 ($)	For the nine months ended September 30, 2018 ($)	For the nine months ended September 30, 2017 ($)
Expensed research and development costs	92,568	$30,711	273,521	$167,274
General and administrative expenses	4,735,075	$1,292,148	10,691,659	$3,141,208
Purchase of plant and equipment	3,603,327	$428,431	8,553,225	$1,160,868

Liquidity and Capital Resources

The Company continually monitors and manages its cash flow to assess the liquidity necessary to fund operations. The Company manages its capital resources and adjusts it to take into account changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital resources, the Company may, where necessary, control the amount of working capital, pursue financing or manage the timing of its capital expenditures. As at September 30, 2018, the Company had positive working capital of $39.7 million.

While the Company has incurred losses to date, management anticipates long-term future profitability of the business, though there can be no assurance that the Company will gain adequate market acceptance for its products or be able to generate sufficient gross margins to reach profitability.

The Company has committed to various projects which may require significant cash injections over the next 24 months, including the expansion of service and production facilities of Northern Vine, the Pure Sunfarms retro-fit of Delta 3, and potential retro-fits of Delta 2 and Delta 1; the Company’s new production facility in Metro Vancouver, British Columbia; and Agro-Biotech’s indoor grow facility. As at September 30, 2018, the Company committed to payments of $1.5 million during the remainder of 2018 for the supply of material and labour to build greenhouses at the Metro Vancouver site.

On July 27, 2018 Northern Vine purchased the land and building it had previously leased for $956,000 plus applicable taxes.

On August 15, 2018, the Company expended $2.0 million under the agreement to purchase all of the remaining shares of Northern Vine held by Abattis.

During the three months ended September 30, 2018, the Company made a demand loan in the amount of $8 million to Pure Sunfarms. See discussion of the demand loan to Pure Sunfarms under “Transactions with Related Parties.”

The Company is obligated to pay an additional $22.5 million cash on May 1, 2019, under the Agro-Biotech purchase agreement.

The Company is committed to contributing $5.0 million cash to EHN in exchange for a 51% initial ownership in EHN upon closing of the transactions provided for in the Formation Agreement.

Agro-Biotech has a mortgage held by National Bank of Canada, secured by the property held by Agro-Biotech Property Holdings Inc. with a maturity date of February 2019. If the mortgage is not renewed in February 2019, the remaining balance of $2.5 million will be payable.

In addition, the Company has entered into operating lease commitments for land and office space through 2047. The future minimum lease payments for the next five years and thereafter are as follows:

	Due by year ending
	Remainder of 2018	2019	2020	2021	2022	2023	Thereafter
Production facilities	$46,560	$152,117	$21,290	$-	$-	$-	$-
Equipment	$5,400	$21,600	$19,800	$-	$-	$-	$-
Office space	$23,940	$95,760	$39,900	$-	$-	$-	$-
Temporary housing	$18,900	$24,300	$-	$-	$-	$-	$-
Land	$80,000	$320,000	$320,000	$320,000	$320,000	$320,000	$7,440,000
Total	$174,800	$613,777	$400,990	$320,000	$320,000	$320,000	$7,440,000

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	For the nine months ended September 30, 2018 ($)	For the nine months ended September 30, 2017 ($)
Net cash provided by (used in):
Operating activities	$(16,850,488)	$(4,755,345)
Investing activities	$(46,689,608)	$(13,603,665)
Financing activities	$71,922,253	$37,964,069
Increase in cash	$8,382,157	$19,605,059

Cash used in operating activities for the nine months ended September 30, 2018 was $16.9 million, compared to cash used of $4.8 million in the prior period. The current period amount reflects the increase in general and administrative expenditures, additional staff costs, the increase in sales and marketing expenditures, and cash outflows from payments of current liabilities and increase in current assets from the prior year ended December 31, 2017 and acquired balances during the nine months ended September 30, 2018.

Cash used in investing activities for the nine months ended September 30, 2018 was $46.7 million, compared to cash used of $13.6 million in the prior year. In the current nine-month period, $22.6 million was used to purchase Agro-Biotech, $4.0 million was used to invest in the Pure Sunfarms joint venture transaction; $8.0 million was advanced as a demand loan to Pure Sunfarms, $2.0 million was paid as a deposit for the greenhouse being built at the Metro Vancouver site; $5.0 million was used in construction of the new production facility at the Metro Vancouver site; and $3.1 million was used to purchase lab extraction and other equipment. The prior year the cash was used for investment in Pure Sunfarms and construction at the Metro Vancouver site.

Cash provided by financing activities for the nine months ended September 30, 2018 was $71.9 million, compared to cash provided of $38.0 million in the prior period. Cash generated in the current nine-month period included $49.8 million from net proceeds received on the prospectus offerings completed in January, February and May 2018, $21.9 million received from warrant exercises, and $0.4 million from stock option exercises.

Financial Risk Management

The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management policies on an annual basis. Management identifies and evaluates the Company’s financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated in accordance with the approved policies.

Measurement uncertainty and impairment assessments

As of September 30, 2018, management of the Company has determined that no impairment indicators of its assets were present and no additional impairment write-downs in excess of those that had been previously recorded were required. Management continues to review each of its assets for indications of impairment.

Transactions with Related Parties

The Company has entered into transactions with a control person of the Company, a wholly owned subsidiary of such control person, a company controlled by the Company’s Executive Chairman, a company whose CEO is also a director of the Company, and with Pure Sunfarms.

With Emerald Health Sciences Inc.

The Company entered into a management agreement with Sciences, a control person of the Company, in May 2015, which has subsequently been amended, most recently in January 2018, under which the Company pays Sciences $350,000 per month. The Company’s relationship with Sciences allows it to advance the development of its business faster and with fewer resources than would otherwise be possible, and with the benefit of strategic guidance and expertise in the cannabis industry. Sciences is focused on the medicinal potential of cannabis and cannabinoids with investment goals designed to leverage the scientific rigor, federal regulatory compliance, and life-science expertise of its entire Emerald leadership group. Sciences draws upon a large network of professionals with life sciences related expertise, including corporate pharmaceutical and biotechnology management, business development, product development and marketing experience, research scientists, medical doctors, naturopathic doctors, and lawyers - many with deep subject matter expertise in cannabis and the endocannabinoid system - to leverage the Company’s ability to conduct research and development, develop intellectual property, attract talent, manage operations, conduct mergers and acquisitions, and raise capital.

With access to these services, the Company has been able to identify and select new business opportunities, successfully negotiate and develop key strategic partnerships, and efficiently secure capital for the Company.

Management periodically evaluates the terms of the management agreement for reasonableness and adjusts the fee based on that evaluation. Management believes that the fair value of the services provided by Sciences through the management agreement is in line with the current management fee.

During the nine months ended September 30, 2018, Sciences exercised 4,077,687 warrants at a price of $0.27 per warrant for total gross proceeds to the Company of $1,100,975.

As at September 30, 2018, Sciences held an aggregate of 43,234,242 Common Shares, representing approximately 32% of the issued and outstanding Common Shares and it held 4,411,764 common share purchase warrants of the Company. As at December 31, 2017, Sciences held an aggregate of 45,156,555 Common Shares, representing approximately 42% of the issued and outstanding Common Shares and it held 8,489,451 common share purchase warrants of the Company.

With a Company which is a Subsidiary of Emerald Health Sciences Inc.

On September 26, 2018 the Company entered into a long-term supply agreement to obtain harvested hemp chaff, plant material consisting of mainly flower and leaf. The supply agreement was signed with EHH to purchase CBD containing hemp biomass for extraction into CBD oil. The supply agreement is for three years with an option to extend for an additional 2 years. Five hundred acres of hemp was harvested in October 2018 from farms located in Manitoba and Prince Edward Island and one thousand acres is expected to be harvested in each subsequent year of the agreement. CBD yield from the 2018 harvest has yet to be determined, pending analysis and extraction. EHH is a wholly-owned subsidiary of Sciences and is therefore a related party of the Company.

On October 3, 2018 the Company announced that it entered into a research agreement with VivaCell. VivaCell is an institute focused on cannabis research, which will provide its cannabis-industry-leading contract research organization (CRO) services to the Company to elucidate the mechanism of action of proprietary formulations and dosage forms that the Company is developing. VivaCell is a wholly-owned subsidiary of Sciences, who is a control person of the Company. Accordingly, both VivaCell and Sciences are related parties of the Company.

With a company controlled by the Company’s Executive Chairman

In 2017, the Company entered into a 30-year lease with a company (the “Landlord”) that is controlled by Dr. Avtar Dhillon, the Executive Chairman of the Company with respect to land in Metro Vancouver, British Columbia on which the Company is constructing its new production facility. The lease amount of $80,000 per quarter was determined by an independent valuation. The Landlord also charged the Company $45,647 during the nine months ended September 30, 2018 (2017 - $144,979) for services related to construction of the Company’s new facility.

With a company whose CEO is also a director of the Company

As at September 30, 2018, the Company holds 1,666,667 common shares and 1,666,667 common share purchase warrants of Avricore Health Inc. (“Avricore” formerly VANC Pharmaceuticals Inc) for investment purposes. The CEO of Avricore is also a director of the Company.

The 1,666,667 common shares represent 4.3% of the issued and outstanding common shares of Avricore at the date of this MD&A. Upon exercise of the common share purchase warrants of Avricore, the Company would hold 3,333,334 common shares of Avricore, representing 8.5% of the issued and outstanding common shares of Avricore, assuming no other share issuances.

With the Company’s joint venture

The Company also has entered into related party transactions with Pure Sunfarms. As at September 30, 2018, Pure Sunfarms owes the Company $1.5 million (December 31, 2017 - $0.3 million) for expenditures made on behalf of the joint venture. These expenditures were made to facilitate the administration of the retro-fit of the Delta 3 property and Health Canada license application. It is anticipated that future related party transactions with Pure Sunfarms will include the purchase of cannabis from Pure Sunfarms.

On July 5, 2018, the Company and Village Farms (together, the “Shareholders”) entered into a Shareholder Loan Agreement, subsequently amended August 24, 2018 with Pure Sunfarms, whereby the Shareholders agreed to make a demand loan to Pure Sunfarms totaling $16 million ($8 million from each Shareholder). The loans bear simple interest at the rate of 8% per annum, calculated semi-annually and is payable on demand.

Proposed Transactions

There are no material decisions by the Company’s board of directors with respect to any imminent or proposed transactions that have not been disclosed herein.

Critical Accounting Policies and Estimates

Included in Note 3 of the Company’s audited consolidated financial statements for the years ended December 31, 2017 and 2016 are the accounting policies and estimates that are critical to the understanding of the business operations and results of operations. Included in Note 3 of the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 are new accounting policies and changes to existing accounting policies adopted during the current year.

Changes in Accounting Standards not yet Effective

There are no relevant changes in accounting standards applicable to future periods other than as disclosed in the most recent condensed interim consolidated financial statements for the period ended September 30, 2018.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Risks and Uncertainties

The Company’s actual results may differ materially from those expected or implied by the forward-looking statements and forward-looking information contained in this interim management discussion and analysis due to the proposed nature of the Company’s business and its present stage of development. A non-exhaustive list of risk factors associated with the Company are discussed in detail under the heading “Risk Factors” in the Company’s AIF dated March 29, 2018.

The following is a non-exhaustive list of certain additional risk factors associated with the Company that have resulted from new business subsequent to March 29, 2018:

Current Litigation Relating to Agro-Biotech Acquisition

On February 21, 2018, Agro-Biotech, now the Company’s wholly-owned subsidiary, and its former shareholders entered into a non-binding letter of intent (the “Letter of Intent”) with Pivot with respect to a potential sale of Agro-Biotech. The parties entered into negotiations with respect to definitive documentation relating to such potential sale, however the parties were eventually unable to agree to final terms and the Letter of Intent terminated. On April 24, 2018, the Claim was served on Agro-Biotech and its former shareholders by Pivot. The Claim alleges that Agro-Biotech and the then shareholders of Agro-Biotech failed to negotiate in good faith with Pivot and claims damages in the amount of approximately $72.4 million as loss of profits. The Company retained litigation counsel in Quebec to advise as to the Claim and conducted in-depth due diligence of the facts surrounding the Claim. The Company believes that the Claim is without merit and intends on defending the Claim to the fullest extent possible, however the Company cannot reasonably predict the outcome of the Claim and results of litigation are impossible to determine. As a result, the Company may be subject to orders made against it for damages which may have a material adverse effect on the Company’s business, financial condition, financial performance and financial prospectus. Even if the Company is successful in defending the Claim, litigation can redirect significant Company resources and attention away from the business of the Company which may have a material adverse effect on the Company’s business, financial condition, financial performance and financial prospects.

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